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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD ST. VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: CANDICE RIDYARD (INVESTOR RELATIONS) or JASON WEBER

NEWS RELEASE

Brixton commences second phase of Thorn drilling

Vancouver, BC- October 3, 2012:  Kiska Metals Corporation (“Kiska" or "the Company”) reports that partner Brixton Metals Corporation has commenced the second phase of its 2012 drilling program at the Thorn Property in northwestern British Columbia. This work follows up recent drilling at the Oban Breccia Zone (see news release dated September 4, 2012). Highlights of that program include:

•

THN12-65 intersected 12.90 metres of 512.66 g/t silver, 1.72 g/t gold, 4.24% lead and 1.54% zinc from surface within a broader interval of 83.90 metres of 161.47 g/t silver, 1.02 g/t gold, 1.29% lead and 1.48% zinc.

•

THN12-63 intersected 13.00 metres of 402.15 g/t silver, 1.63 g/t gold, 2.89% lead and 3.31% zinc from surface within a broader interval of 80.52 metres of 140.16 g/t silver, 0.94 g/t gold, 1.08% lead and 1.49% zinc.

•

THN12-72 intersected 53.00 metres of 126.54 g/t silver, 1.57 g/t gold, 0.37% lead and 1.09% zinc within a broader interval of 104.85 metres of 88.01 g/t silver, 1.10 g/t gold, 0.24% lead and 0.63% zinc.

This second phase of work at the Thorn will consist of 1,500 to 2,000 metres of drilling. All holes will target the extension of Oban Breccia Zone mineralization where a 2011 drill hole, THN11-60, intersected 95.08 metres of 628.3 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc including 9.25 metres averaging 2,984.4 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix. The breccia that hosts Oban mineralization is thought to be at least 300 metres in diameter with its eastern extent buried under glacial till.  A plan map and cross sections from the 2012 program can be viewed at  http://www.kiskametals.com/s/ThornMaps_Photos.asp

Fieldwork will also be completed in the Amarillo Creek area, to locate the source of a gold-bearing float sample that assayed 265 g/t gold and 631 g/t silver. This work will consist of contour soil sampling in the headwaters of Amarillo Creek where satellite imagery indicates the presence of illite and alunite clay alteration prospective for gold mineralization.

About the Thorn Property

The 189 square kilometre Thorn Property is located 120 kilometres northwest of Telegraph Creek, BC. High sulphidation epithermal vein-hosted high-grade copper-gold-silver mineralization and breccia-hosted high-grade silver and gold mineralization in diorite porphyry intrusive rocks make up the dominant exploration targets on the property.  Brixton is earning a 51% interest in the property by funding exploration expenditures totaling $5 million and by making staged cash and share payments. At Kiska’s election, Brixton can earn an additional 14% (totaling 65%) interest by funding an additional $10 million in exploration on the property. Brixton is the project operator.

Qualified Person Statement

The content of this release has been reviewed by Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation. Mr. Weber is a Qualified Person under the terms of National Instrument 43-101.

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler property, Alaska, a district-scale project with excellent exploration potential which includes the Whistler Deposit (a 2.25 M oz gold-equivalent indicated resource of 79.2 million tonnes averaging 0.51 g/t gold, 1.97 g/t silver and 0.17% copper and a 3.35 M oz. gold equivalent inferred resource of 145.8 million tonnes averaging 0.40 g/t gold, 1.75 g/t silver and 0.15% copper). Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world's largest and most successful gold and base metal producers.

On behalf of Kiska Metals Corporation

 "Jason Weber"

 Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com   and http://www.sec.gov